UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(F)
OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

JADE MOUNTAIN CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	0-52549	41-1508112
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

No. 11 Youquan Road,
Zhanqian Street, Jinzhou District,
Dalian, People’s Republic of China 116100

(Address of Registrant’s Principal Executive Offices)

(011)-86-411-87661222

(Registrant’s Telephone Number)

Darren L. Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue
New York, New York 10022
(212) 371-8008

(Name, Address and Telephone Number
of Person Authorized to Receive)

JADE MOUNTAIN CORPORATION
No. 11 Youquan Road, Zhanqian Street,
Jinzhou District, Dalian, People’s Republic of China 116100

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 (the “Exchange Act”)
and Rule 14f-1 Thereunder

Notice of Change in the
Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement on Schedule 14 f-1 (this “Schedule 14 f-1”) is being furnished to all holders of record of common stock of JADE MOUNTAIN CORPORATION (the “Company” or “JMC”) at the close of business on September 25, 2007, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Schedule 14 f-1 is being distributed on or about October 23, 2007.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

In the following multi-step transaction that closed on October 5, 2007, the Company acquired the assets and business of Dalian RINO Environment Engineering Science and Technology Co., Ltd. (“RINO”), a corporation established under the laws of the People’s Republic of China (the “PRC”), that is in the business of designing, developing, manufacturing and selling efficient and technologically innovative systems to: (i) treat, ameliorate and remediate water-borne and air-borne environmental pollutants produced by the PRC’s rapidly growing iron and steel industry, and (ii) reduce oxidation-related resource wastage and product loss in that industry:

1. Pursuant to a share exchange agreement (the “Share Exchange Agreement”) with Innomind Group Limited, a British Virgin Islands corporation (“Innomind”), and Zhang Ze (“Zhang”), a resident of the Peoples’ Republic of China (the “PRC”) who at the time was the sole shareholder of Innomind, Zhang exchanged all of the issued and outstanding shares of common stock of Innomind for 17,899,643 original issue shares (the “JMC Shares”) of the Company’s common stock (the “Share Exchange”). As a result of the Share Exchange, Innomind became a wholly-owned subsidiary of the Company. Since Innomind also is the sole shareholder of Dalian Innomind Environment Engineering Co., Ltd., a PRC company (“DI”), as a further result of the Share Exchange DI became an indirect subsidiary of the Company.

2. In connection with the Share Exchange, DI entered into a series of agreements (the “Restructuring Agreements”) with RINO, pursuant to which DI: (i) purchased and leased from RINO substantially all of RINO’s assets and properties, and (ii) manages and conducts RINO’s business in exchange for a management fee equal to such business’s monthly net profits. DI and the Restructuring Agreements were used in lieu of a direct acquisition of RINO by Innomind, because current PRC law does not establish specific approval and implementation procedures for a non-PRC company’s equity to be used to acquire a PRC company.

3. Pursuant to the Share Exchange Agreement, upon the consummation of the Share Exchange, Zhang transferred, conveyed and assigned all of the JMC Shares to The Innomind Trust, a British Virgin Islands trust (the “Trust Settlement”), of which Zou Dejun and Qiu Jianping (each of whom is a citizen and resident of the PRC) are the sole beneficiaries. As a result of the Trust Settlement, on October 5, 2007, The Innomind Trust became the record holder of 71.6% of the Company’s outstanding Common Stock, and Zou Dejun and Qiu Jianping, who also are RINO’s sole shareholders, became the indirect beneficial owners of 71.6% of the Company’s outstanding Common Stock. This effected a change in the voting control of the Company.

In addition, as of September 27, 2007, the Company entered into a Securities Purchase Agreement (the “SPA”) and related other agreements with 24 accredited investors. Pursuant to the SPA, on October 5, 2007, the Company closed a $24,435,319 private placement of 5,464,357 shares of its common stock (the “Private Placement”) concurrently with the closing of the Share Exchange and the Trust Settlement.

AS A RESULT OF THE SHARE EXCHANGE AND THE TRUST SETTLEMENT, THERE WAS A CHANGE IN THE VOTING CONTROL OF THE COMPANY.

In connection with the Share Exchange, Glenn A. Little, who at the time was the Company’s sole director, sole executive officer and majority shareholder: (i) elected Zou Dejun as a director of the Company; (ii) resigned as the Company’s sole executive officer; (iii) appointed the following individuals as the Company’s new executive officers: Zou Dejun as the Company’s Chief Executive Officer, Qiu Jianping as the Company’s Chairman of the Board, and Bruce Richardson as the Company’s Chief Financial Officer and Secretary; and (iv) tendered his resignation as a director of the Company, such resignation to be effective 10 days after this Schedule 14 f-1 is filed with the Securities and Exchange Commission (the “SEC”) and is disseminated to the Company’s shareholders. As a result of the foregoing, as of the closing of the Share Exchange, and at the date of this Schedule 14 f-1, Messrs. Little and Zou constitute the entire Board of Directors of the Company.

UPON THE FILING AND DISSEMINATION OF THIS SCHEDULE 14 F-1, THE RESIGNATION OF GLENN A. LITTLE AS A DIRECTOR WILL BECOME EFFECTIVE AND WILL RESULT IN A CHANGE IN THE MAJORITY OF THE COMPANY’S BOARD OF DIRECTORS.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires that this Schedule 14 f-1 be mailed to the Company’s shareholders not less than ten (10) days prior to the change in a majority of the Company’s directors if said change occurs without a meeting of the Company’s shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Schedule 14 f-1, the authorized capital stock of the Company consists of 10,000,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of which 25,000,000 shares are outstanding, and 50,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

Directors of the Company serve one-year terms or until their successors are elected and qualified.

Set forth below are the directors and executive officers of the Company immediately prior to the Share Exchange:

Name	Position/Title	Age
Glenn A. Little	Sole director and executive officer	53

Set forth below are the directors and executive officers of the Company immediately after the Share Exchange and at the date of this Schedule 14 f-1. All of the named individuals other than Glenn A. Little were elected or (as the case may be) appointed in connection with the Share Exchange.

Name	Position/Title	Age
Zou Dejun	Director and Chief Executive Officer	46
Qiu Jianping	Chairman of the Board	39
Bruce Richardson	Chief Financial Officer & Secretary	49
Glenn A. Little *	Director	53

*	Glenn A. Little has tendered his resignation as a director of the Company, effective 10 days after this Schedule 14 f-1 is first mailed to our securityholders.

The following sets forth biographical information regarding the Company’s directors and executive officers.

Mr. Zou Dejun is the founder of RINO and has been a Director and its Chief Executive Officer since 2003. He is also a Director and the Chief Executive Officer of the Company and of Dalian Innomind. Prior to founding RINO, from 1993 until 1996 Mr. Zou served as Vice President of Yinkou Special Valve Manufacturing Co., and from 1996 until 2003 he served as the chief executive officer of Dalian Yingkun Energy and Environmental Engineering, Ltd. Mr. Zou graduated from Liaoning Broadcast University, majoring in Electronic Automation.

Ms. Qiu Jianping has been a Director and Chairman of the Board of RINO since 2003. Ms. Qiu is also the Chairman of the Board of the Company and a Director and Chairman of the Board of Dalian Innomind. From 1988 to 1994, Ms. Qiu was the Director of the Finance Department of the Water & Electricity No. 5 Engineering Bureau. From 1994 through 1996 Ms. Qiu was engaged in studies at the Dalian University of Foreign Languages, and from 1996 to 2003, she served as the Chairman of the Board of Dalian Yingkun Energy and Environmental Engineering, Ltd. Ms. Qiu has won the prestigious `Entrepreneur of the Year’ award in the Jinzhou District of Dalian and is the holder of three patents. She currently chairs the Association of Industry and Commerce in Dalian.

Bruce Richardson joined the Company as its Chief Financial Officer and Secretary on October 1, 2007. Prior to joining the Company, Mr. Richardson served as a Managing Director of Xinhua Finance in Shanghai, PRC, from April 2006 until present, a Senior Analyst at Evolution Securities China Limited in Shanghai from 2004 until April 2006, and a Director of New Access Capital in Shanghai from June 2003 until January 2004. From 2001 through May 2003 Mr. Richardson was engaged in a private consulting practice centered on Chinese financial markets and institutions. Mr. Richardson earned a BA in Classics from the University of Notre Dame in 1980, and graduated with an MA in International Management from the University of Texas at Dallas in 1986. He was awarded a graduate study grant by the US National Academy of Sciences in 1987 and completed a year of post-graduate research on PRC accounting at People’s University in 1988. Mr. Richardson also serves as the Chief Financial Officer and Secretary of RINO and of Dalian Innomind.

Glenn A. Little is a graduate of The University of Florida, Gainesville (Bachelor of Science in Business Administration) and the American Graduate School of International Management (Master of Business Administration in International Management), and has been the principal of Little and Company Investment Securities (LITCO), a securities broker/dealer with offices in Midland, Texas, since 1979. Before founding LITCO, Mr. Little was a stockbroker with Howard, Weil, Labouisse Friedrich in their New Orleans, Louisiana, and Midland, Texas, offices, and also worked for First National Bank of Commerce in New Orleans, Louisiana. Mr. Little was appointed and Adjudicatory Official for the State Bar of Texas and served in that capacity from 1997 through 2003.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s present directors and officers, except that Zou Dejun and Qiu Jianping are married. Zou Dejun and Qiu Jianping also presently serve as directors of DI and of RINO, as does Zhang Ze. Zhang Ze is Zou Dejun’s nephew.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information regarding the beneficial ownership of the Company’s Common Stock: (i) immediately prior to, and (ii) immediately after the consummation of the Share Exchange, Trust Settlement and Private Placement (and at the date of this Schedule 14 f-1) by (x) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock, (y) the directors and executive officers of the Company and (z) the directors and executive officers of the Company as a group. Unless otherwise noted, each person or company named in the tables has sole voting and investment power with respect to the shares that he or it beneficially owns.

Beneficial Ownership Immediately Prior to the Share Exchange

Title of Class	Name and Address of Beneficial Owners(1)(3)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Common Stock
	Glenn A. Little	392,800	80%
	All officers and directors as a group (1 person)	392,800	80%

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.
(2)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock owned as of October 5, 2007 by the person indicated. Our total issued and outstanding stock as of October 5, 2007 was 491,000 shares.
(3)	The address for the named beneficial owner and sole director and executive officer is 211 West Wall Street, Midland, Texas 79701-4556.

Beneficial Ownership Immediately After the Share Exchange and at the Date of this Schedule 14 f-1(5)

Title of Class	Name and Address of Beneficial Owners(1)(4)	Amount and Nature of Beneficial Ownership		Percent of Class(3)
Common Stock
	Directors and Executive Officers
	Zou Dejun Director & CEO(2)	16,109,679		64.40%
	Qiu Jianping Chairman of the Board(2)	1,789,964		7.20%
	Bruce Richardson CFO & Secretary	0		0.00%
	Glenn A. Little Director(5)	392,800		1.57%
	Greater Than 5% Shareholders
	Hare & Co.	1,785,714		7.14%
	All officers and directors as a group (4 persons)	17,899,643	(6)	71.60%(6)

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.
(2)	Of the 25,000,000 shares of the Company’s Common Stock that were issued and outstanding immediately after the closing of the Share Exchange Agreement, the Trust Settlement and the Private Placement, and that are issued and outstanding at the date of this Schedule 14 f-1, 17,899,643 shares are held of record by The Innomind Trust (the “Trust”). Zou Dejun and Qiu Jianping, who are married, are the sole beneficiaries of the Trust and have shared voting power and investment power as to 16,109,679 shares (the

“Zou Shares”) and 1,789,964 shares (the “Qiu Shares”), respectively. The Trust is not listed as a beneficial owner of the Zou Shares or the Qiu Shares, because the Trust is not empowered to vote or dispose of any of those shares except as directed by Zou Dejun and Qiu Jianping.
(3)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days.
(4)	The address for each of the named beneficial owners (other than Hare & Co.) and for each of the directors (other than Glenn A. Little) and executive officers is c/o Dalian RINO Environment Engineering Science and Technology Co., Ltd., No. 11 Youquan Road, Zhangqian Street, Jinzhou District, Dalian, Peoples’ Republic of China 116100. The address for Hare & Co. is c/o Blue Ridge Investments, LLC, 214 North Tryon Street, Charlotte, N.C. 28255. The address for Glenn A. Little is 211 West Wall Street, Midland, Texas 79701.
(5)	Glenn A. Little has tendered his resignation as a director of the Company, effective 10 days after this Schedule 14 f-1 is first mailed to our securityholders.
(6)	Assumes the effectiveness of Glenn A. Little’s resignation as a director, and, therefore, does not include shares owned by Mr. Little.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person (a “Reporting Person”) who, during the year ended December 31, 2006, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Exchange Act), failed to file on a timely basis reports required by Section 16 of the Exchange Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Exchange Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any Reporting Person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2006, the Company’s directors and executive officers served without compensation. The Company does not have health insurance, retirement, pension, profit sharing, stock options, or other similar programs for the benefit of our employees.

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

Because the Company’s board of directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee. Rather, the board of directors performs the functions of these committees. Also, the Company does not have a financial expert on the board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for the board of directors to appoint such committees, because the volume of matters that come before the board of directors for consideration is sufficiently small so as to permit our two directors to give sufficient time and attention to such matters. Additionally, because the Company’s Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our two current directors are also shareholders of the Company, and because one of them also is the Company’s Chief Executive Officer, neither of our directors is independent. However, under the SPA, the Company is obligated to, within 120 days of the closing of the Private Placement, install a board of directors consisting of at least 5 members, a majority of whom must be independent, as defined by NASDAQ Marketplace Rule 4200(a)(15).

In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate’s qualifications. The Board will request such information as:

•	The name and address of the proposed candidate;
•	The proposed candidate’s resume or a listing of his or her qualifications to be director of the Company;
•	A description of any relationship that could affect such person qualifying as an independent director, including identifying all other public company board and committee memberships;
•	A confirmation of such person’s willingness to act as director if selected by the Board of Directors; and
•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company’s proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Directors’ evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

In the fiscal year ended December 31, 2006, the board of directors of the Company acted by written consent 4 times to ratify a loan made to the Company by Glenn A. Little and to authorize the Company’s merger into Jade Mountain Corporation and in connection therewith to authorize the Company’s change of domicile from Minnesota to Nevada and its name change from “Applied Biometrics, Inc.” to “Jade Mountain Corporation.”

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Jade Mountain Corporation, No. 11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian, People’s Republic of China 116100, Attn: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, and except as set forth in the following paragraph, none of the directors, executive officers, holders of more than five percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2006 and 2005, in any transaction or proposed transaction which may materially affect the Company.

In June, 2006, the Company issued 10,000,000 shares of its common stock to Glenn A. Little pursuant to a Convertible Loan Agreement between the Company and Mr. Little dated November 28, 2005, for the conversion of $100,000 of debt incurred in connection with the loan made thereunder. The conversion of that loan and the related issuance of such shares resulted in Mr. Little becoming the Company’s majority shareholder.

No executive officer, present director, or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Jade Mountain Corporation

October 19, 2007

By:	/s/ Zou Dejun Zou Dejun Chief Executive Officer